                                             FILED PURSUANT TO RULE 424(b)(5)
                                             REGISTRATION STATEMENT # 333-62334,
                                                                      333-65873,
                                                                      333-68645


Prospectus Supplement

(To prospectus dated July 10, 2001)

                                   [CFC LOGO]

                            National Rural Utilities
                        Cooperative Finance Corporation

              $1,000,000,000 5.25% Collateral Trust Bonds due 2004
               $300,000,000 6.00% Collateral Trust Bonds due 2006

     This is an offering by National Rural Utilities Cooperative Finance Corporation of $1,000,000,000 of its 5.25% collateral trust bonds due 2004 (the "2004 bonds") and an additional $300,000,000 of its 6.00% collateral trust bonds due 2006 (the "2006 bonds" and, together with the 2004 bonds, the "bonds"). Interest on the 2004 bonds will accrue from the date of original issuance and is payable on January 15 and July 15 of each year, beginning January 15, 2002. Interest on the 2006 bonds will accrue from May 23, 2001, and is payable on May 15 and November 15 of each year beginning November 15, 2001.

     The terms of the 2006 bonds, other than their date of issue and their initial price to the public, will be identical to the terms of the $1,500,000,000 aggregate principal amount of 6.00% collateral trust bonds due 2006 issued by CFC on May 23, 2001 by a prospectus supplement dated May 16, 2001. The 2006 bonds offered by this prospectus supplement will have the same Common Code, International Security Identification Number ("ISIN") and CUSIP number as the 6.00% collateral trust bonds due 2006 issued on May 23, 2001, will trade interchangeably with those bonds immediately upon settlement and will increase the aggregate principal amount of such series to $1,800,000,000.

     CFC may redeem either series of bonds in whole or in part at any time at the "make-whole" redemption prices described on page S-8 of this prospectus supplement.

     Application has been made to list the bonds on the Luxembourg Stock
Exchange.

     None of the United States Securities and Exchange Commission, any state securities commission, the Luxembourg Stock Exchange and any foreign governmental agency has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                        2004 BONDS                   2006 BONDS
                                                  -----------------------   -----------------------------
                                                  PER BOND      TOTAL       PER BOND            TOTAL
                                                  --------   ------------   --------         ------------
Public offering price...........................  99.821%    $998,210,000   100.703%(1)      $302,109,000(1)
Underwriting discount...........................   0.250%    $  2,500,000     0.350%         $  1,050,000
Proceeds, before expenses, to National Rural
  Utilities Cooperative Finance Corporation.....  99.571%    $995,710,000   100.353%(1)      $301,059,000(1)

---------------
(1) Plus accrued interest from May 23, 2001 through the closing date.

     The underwriters expect to deliver the bonds in book-entry form only through the facilities of The Depository Trust Company, Clearstream Banking, societe anonyme and the Euroclear System on or about July 19, 2001.

               Joint Bookrunning Managers (as to the 2004 bonds)
LEHMAN BROTHERS       ABN AMRO INCORPORATED       BANC OF AMERICA SECURITIES LLC

                   Senior Co-Managers (as to the 2004 bonds)
BNP PARIBAS                                                             JPMORGAN

                       Co-Managers (as to the 2004 bonds)
CREDIT LYONNAIS              MIZUHO INTERNATIONAL PLC             SCOTIA CAPITAL
           TD SECURITIES           TOKYO-MITSUBISHI INTERNATIONAL PLC

               Joint Bookrunning Managers (as to the 2006 bonds)
LEHMAN BROTHERS                                                         JPMORGAN

                    Senior Co-Manager (as to the 2006 bonds)
                                BARCLAYS CAPITAL

                       Co-Manager (as to the 2006 bonds)
                         BANC ONE CAPITAL MARKETS, INC.

July 12, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS SUPPLEMENT. CFC IS NOT MAKING AN OFFER TO SELL NOR SEEKING AN OFFER TO BUY THE BONDS IN ANY JURISDICTION WHERE SUCH OFFER IS NOT PERMITTED.

     The bonds are offered globally for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. See "Offering Restrictions" beginning on page S-16.

     The distribution of this prospectus supplement and the accompanying prospectus and the offering of the bonds in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See "Offering Restrictions" beginning on page S-16.

     IN CONNECTION WITH THE OFFERING, LEHMAN BROTHERS INC., ABN AMRO INCORPORATED AND BANC OF AMERICA SECURITIES LLC, WITH RESPECT TO THE 2004 BONDS, AND LEHMAN BROTHERS INC. AND J.P. MORGAN SECURITIES INC., WITH RESPECT TO THE 2006 BONDS, OR, IN EACH CASE, THEIR RESPECTIVE AFFILIATES MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE FOR THE RELEVANT SERIES OF THE BONDS AT LEVELS WHICH MIGHT NOT OTHERWISE PREVAIL. IN ANY JURISDICTION WHERE THERE CAN BE ONLY ONE STABILIZING AGENT, LEHMAN BROTHERS INTERNATIONAL (EUROPE) OR ITS AFFILIATES SHALL EFFECT ANY SUCH TRANSACTIONS. NONE OF THE TRANSACTIONS DESCRIBED IN THIS PARAGRAPH ARE REQUIRED, AND, IF THEY ARE UNDERTAKEN, THEY MAY BE DISCONTINUED AT ANY TIME.

     This prospectus supplement and the accompanying prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to National Rural Utilities Cooperative Finance Corporation ("CFC"). CFC accepts full responsibility for the accuracy of the information contained in this prospectus supplement and the accompanying prospectus and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief, there are no other facts the omission of which would make any statement in this prospectus supplement or in the accompanying prospectus misleading in any material respect.

     CFC cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange. Inquiries regarding CFC's listing status on the Luxembourg Stock Exchange should be directed to CFC's Luxembourg listing agent, Kredietbank S.A. Luxembourg, 43, Boulevard Royal, L-2955 Luxembourg.

     References in this prospectus supplement to "$" and "dollars" are to the currency of the United States.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
  Where You Can Find More Information.......................   S-3
  National Rural Utilities Cooperative Finance
    Corporation.............................................   S-3
  Recent Developments.......................................   S-3
  Use of Proceeds...........................................   S-5
  Capitalization............................................   S-6
  Selected Financial Information............................   S-7
  Description of the Bonds..................................   S-7
  Underwriting..............................................  S-15
  Offering Restrictions.....................................  S-16
  Listing and General Information...........................  S-17

                                   PROSPECTUS

                                                              PAGE
                                                              ----
  Where You Can Find More Information About National Rural
    Utilities Cooperative Finance Corporation...............     2
  CFC.......................................................     3
  Use of Proceeds...........................................     4
  Summary Financial Information.............................     5
  Capitalization............................................     6
  Description of the Bonds..................................     7
  Limitation on Issuance of Bearer Bonds....................    12
  United States Taxation....................................    13
  Plan of Distribution......................................    19
  Legal Opinions............................................    20
  Experts...................................................    20

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus supplement incorporates by reference the documents listed below that CFC previously filed with the Securities and Exchange Commission (the "SEC"). They contain important information about CFC:

     - Annual Report on Form 10-K for the year ended May 31, 2000;

     - Quarterly Reports on Form 10-Q for the quarters ended August 31, 2000, November 30, 2000 and February 28, 2001;

     - Current Reports on Form 8-K dated January 23, 2001, April 11, 2001, May 7, 2001, May 23, 2001 and June 15, 2001; and

     - Current Report on Form 8-K dated July 9, 2001, which includes the audited financial statements for the year ended May 31, 2001.

     CFC incorporates by reference additional documents that it may file with the SEC between the date of this prospectus supplement and the termination of the offering of the bonds. You may request a copy of these filings from CFC at the address provided in the accompanying prospectus. These filings are also available free of charge at the office of the Luxembourg listing agent, Kredietbank S.A.

     See also "Where You Can Find More Information About National Rural Utilities Cooperative Finance Corporation" on page 2 of the accompanying prospectus.

            NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

     National Rural Utilities Cooperative Finance Corporation was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia on April 10, 1969. CFC provides its rural utility cooperative members with sources of financing to supplement the loan programs of the Rural Utilities Service of the United States Department of Agriculture and is exempt from Federal income taxes pursuant to Internal Revenue Code Section 501(c)(4). The two primary segments of CFC's business are rural electric financing and rural telecommunications financing.

     CFC provides financing to electric cooperatives. CFC is owned by and makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also provides guarantees to its members for various other financings.

     Rural Telephone Finance Cooperative ("RTFC"), a controlled affiliate of CFC, is a taxable cooperative association organized in September 1987 under the laws of the State of South Dakota. RTFC provides loans to its rural telecommunication members and affiliates.

     Also see "CFC" beginning on page 3 of the accompanying prospectus.

                              RECENT DEVELOPMENTS

RESTRUCTURED BORROWER

     At May 31, 2001, CFC had a total of $914 million in loans outstanding to Denton County Electric Cooperative, Inc., (doing business as CoServ Electric) ("CoServ"), a large electric distribution cooperative representing 4.2% of CFC's total loans and guarantees outstanding. As of January 1, 2001, CFC classified all loans to CoServ as nonperforming and placed them on nonaccrual status with respect to the recognition of interest income.

     CoServ provides retail electric service to residential and business customers in an area where there has been significant residential and commercial growth in and adjacent to its current service territory over the last few years. CoServ adopted a strategy to provide a broad range of utility and other related services to consumers both in its service territory and the newly developing areas adjacent to its service territory. The non-electric services are generally provided through its controlled affiliates, which have been funded primarily through advances from CoServ, and include natural gas, home-security, cable television and a variety of telecommunications services. CoServ has also made substantial loans to and equity investments in residential and commercial real estate development projects. CFC's loans to CoServ are secured primarily by assets and revenues of the electric distribution system. There is competition for substantially all services provided in the CoServ service territory.

     On March 16, 2001, CFC and CoServ signed a master restructure agreement. The agreement restructures debt obligations of CoServ to CFC totaling $906 million over the next 35 years, $889 million of loans outstanding and $17 million of unpaid interest through the closing date. All obligations under the agreement are secured by a first priority lien on substantially all of the assets and revenues of CoServ and its major subsidiaries. Substantially all of the obligations are cross-collateralized and have cross-default provisions. CFC also agreed to lend additional amounts to CoServ to fulfill existing real estate commitments, to continue building out its telecommunications infrastructure, as well as to provide the majority of future capital expenditure requirements for the electric distribution system. Based on the terms of the restructure agreement, CFC anticipates that the loan balance outstanding to CoServ will reach a maximum of just over $1 billion during CFC's fiscal year 2002 and then begin to decline.

     The key terms of the restructure agreement are as follows:

     - Real estate projects - CFC will receive directly all payments of principal and interest from these project loans with the exception of an annual 12.5 basis point fee, based on the balance at the beginning of the year. Substantially all real estate obligations are scheduled to be repaid by 2010.

     - Utility systems - CFC will receive quarterly payments for the next 35 years.

     - Additional CFC loans - CFC agreed to make additional loans available to CoServ. These additional loans include a revolving line of credit and long-term loans. The advance of funds may be contingent upon certain conditions, including CoServ's compliance with all conditions of the restructure agreement. The majority of these additional long-term loans to the utility systems will have 35-year maturities and will carry the then current CFC interest rates. The payments of principal and interest on these loans will be joint obligations of CoServ and its major subsidiaries in addition to the obligations described above.

     - Asset dispositions - CoServ's obligations to CFC will be reduced by the proceeds from the disposition of any assets by CoServ and its major subsidiaries.

     - Deferred interest - CoServ provided CFC with a $9 million note with a 35-year maturity and a standard CFC interest rate. This note was in return for deferring interest on all loans from the closing date through June 30, 2001.

     The loans to CoServ were on non-accrual status through May 31, 2001. The quarterly payments from CoServ will begin in September 2001. CFC will re-evaluate placing the loans on accrual status in fiscal year 2002 based on CoServ's performance and the level of proceeds received from asset sales.

CREDIT RATINGS

     On April 4, 2001, Standard & Poor's Ratings Services adjusted its ratings on CFC's long-term debt down one notch and changed its outlook to "negative." In January, 2001, Moody's Investors Service, Inc. and Fitch, Inc. both adjusted the ratings outlook on CFC's long-term debt to "negative." CFC's long- and short-term debt and guarantees are rated by three of the major credit rating agencies: Moody's Investors Service, Inc., Standard & Poor's Ratings Services and Fitch, Inc. The following table presents CFC's credit ratings at April 4, 2001.

                                                   MOODY'S INVESTORS  STANDARD & POOR'S
                                                     SERVICE, INC.    RATINGS SERVICES     FITCH, INC.
                                                   -----------------  -----------------  ---------------
Direct:
  Collateral trust bonds                                  Aa3                AA-               AA
  Domestic and European medium-term                       A1                 A+                AA-
  Quarterly income capital securities                     A2                 A-                A+
  Domestic and European commercial paper                  P-1               A-1+              F-1+
Guarantees:
  Leveraged lease debt                                    A1                 A+                AA-
  Pooled bonds                                            Aa3                A+                AA-
  Other bonds                                             A1                 A+                AA-
  Short-term                                              P-1               A-1+              F-1+

     The ratings listed above have the meaning as defined by each of the respective rating agencies, and they are not recommendations to buy, sell or hold securities. In addition, they are subject to revision or withdrawal at any time by the rating organizations.

                                USE OF PROCEEDS

     The net proceeds from the sale of the bonds offered hereby are estimated to be $1,296,169,000 ($1,296,769,000 proceeds to CFC less estimated issuance costs of $600,000). The proceeds will be used by CFC to repay short-term indebtedness, primarily commercial paper issued through dealers at varying rates, incurred to make loan advances to its members, and for general corporate purposes.

                                 CAPITALIZATION

     The following table shows the capitalization of CFC as of May 31, 2001, and as adjusted to reflect the issuance of the bonds and the application of the proceeds thereof. Other than as set forth in this prospectus supplement there has been no material change in CFC's consolidated capitalization since May 31, 2001.

                                                        OUTSTANDING        AS ADJUSTED
                                                        -----------        -----------
                                                        (DOLLAR AMOUNTS IN THOUSANDS)
SENIOR DEBT:
  Short-term debt(A)................................    $ 5,944,994        $ 4,648,825
  Long-term debt(A).................................     11,376,412         12,676,412
                                                        -----------        -----------
          Total senior debt(B)......................     17,321,406         17,325,237
SUBORDINATED DEBT AND MEMBERS' EQUITY:
  Quarterly income capital securities(C)............        550,000            550,000
  Members' subordinated certificates(D).............      1,581,860          1,581,860
  Members' equity(E)................................        393,899            393,899
                                                        -----------        -----------
          Total capitalization......................    $19,847,165        $19,850,996
                                                        ===========        ===========

------------

    (A) Commercial paper in the amount of $4,637,500,000, which is supported by two 364-day revolving credit agreements, is shown as long-term debt. CFC's ability to borrow under the 364-day revolving credit agreements is subject to continued satisfaction of certain conditions. At May 31, 2001, CFC was in compliance with all conditions to borrowing under the revolving credit agreements. Long-term debt also includes CFC's outstanding collateral trust bonds and medium-term notes.

    (B) In addition to the outstanding debt in the above table, under CFC's bond indenture and the revolving credit agreements, guarantees are also considered senior debt obligations. At May 31, 2001, CFC had $2,131,681,000 in outstanding guarantees. The guarantees include guaranteed tax-exempt bonds, member obligations in certain lease transactions, and other debt obligations as well as letters of credit.

    (C) Quarterly income capital securities ("QUICS") are subordinate and junior in right of payment to senior debt. CFC has the right at any time and from time to time during the term of the QUICS to defer the payment of interest for up to 20 consecutive quarters.

    (D) Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC's extension of long-term credit to them. Those issued as a condition of membership ($641,985,000 at May 31, 2001) generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

    (E) At May 31, 2001, CFC's members' equity was comprised primarily of prior years' net margins that have been allocated to members and the current year net margin that is unallocated until the end of the fiscal year. At the end of its fiscal year, CFC allocates the net margin earned in excess of a 1.12 times interest earned ratio to the members' capital reserve and the remainder is allocated back to the members. The amount allocated to the members' capital reserve is held by CFC without a scheduled retirement. The amount allocated to the members is currently retired 70% in the next fiscal year with 30% held for 15 years. CFC's board of directors (the "board") must approve all retirements and other debt obligations of previously allocated net margins. The board makes the decision to retire allocations annually after a review of CFC's financial condition. The board may adjust the schedule for the retirement of allocated net margins in the future.

                         SELECTED FINANCIAL INFORMATION

     The following table summarizes CFC's results of operations and fixed charge coverage for the years ended May 31, 2001 and 2000:

                                                                    (AUDITED)
                                                                   YEAR ENDED
                                                          -----------------------------
                                                           MAY 31,            MAY 31,
                                                             2001               2000
                                                           -------            -------
                                                          (DOLLAR AMOUNTS IN THOUSANDS)
Operating income.................................         $1,388,295         $1,020,998
                                                          ==========         ==========
Gross margin.....................................         $  270,741         $  160,838
                                                          ==========         ==========
Net margin.......................................         $  132,766         $  115,333
                                                          ==========         ==========
Fixed charge coverage ratio(1)...................               1.12               1.13
                                                          ==========         ==========

------------
(1) Margin used to compute the fixed charge coverage ratio represents net margin before extraordinary loss resulting from redemption premiums on bonds plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

     The following table summarizes CFC's balance sheet at May 31, 2001 and May 31, 2000.

                                                                       (AUDITED)
                                                             -----------------------------
                                                                MAY 31,         MAY 31,
                                                                 2001            2000
                                                                -------         -------
                                                             (DOLLAR AMOUNTS IN THOUSANDS)
Loans outstanding, net.....................................   $19,351,953     $16,449,753
Cash and cash equivalents..................................       240,557         246,028
Receivables................................................       196,738         180,106
Other assets...............................................       209,594         207,553
                                                              -----------     -----------
Total assets...............................................   $19,998,842     $17,083,440
                                                              ===========     ===========
Short-term debt (1)........................................   $ 5,944,994     $ 4,252,166
Long-term debt (1).........................................    11,376,412      10,595,596
Other liabilities..........................................       151,677         154,044
Deferable subordinated debt................................       550,000         400,000
Members' subordinated certificates.........................     1,581,860       1,340,417
Members' equity............................................       393,899         341,217
                                                              -----------     -----------
Total liabilities and equity...............................   $19,998,842     $17,083,440
                                                              ===========     ===========

------------
(1) A total of $4,637,500,000 and $5,492,500,000 of commercial paper supported by revolving credit agreements was reclassified as long-term debt at May 31, 2001 and May 31, 2000, respectively.

                            DESCRIPTION OF THE BONDS

GENERAL

     Each series of bonds will be issued under an indenture dated as of February 15, 1994, between CFC and U.S. Bank National Association, as successor trustee (the "trustee"). The bonds will be direct obligations of CFC secured by the pledge of eligible mortgage notes of distribution system members, cash and certain permitted investments.

     The 2004 bonds mature on July 15, 2004 and will bear interest from the date of original issuance at the rate stated on the cover page of this prospectus supplement. Interest on the 2004 bonds will be payable on January 15 and July 15 of each year commencing on January 15, 2002 to the persons in whose names such bonds are registered at the close of business on the fifteenth calendar day preceding the payment date, or if not a business day, the next succeeding business day. Interest on the 2004 bonds will accrue from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the relevant interest payment date, date of redemption or the date of maturity, as the case may be.

     The 2006 bonds form a part of the series of CFC's 6.00% collateral trust bonds due 2006 and will have the same terms, other than their date of issue and their initial price to the public, as the other bonds of such series issued by CFC on May 23, 2001 by a prospectus supplement dated May 16, 2001. The 2006 bonds offered by this prospectus supplement will have the same Common Code, ISIN and CUSIP number as the other bonds of such series and will trade interchangeably with the other bonds in such series immediately upon settlement. The issuance of the 2006 bonds will increase the aggregate principal amount of the outstanding bonds of such series to $1,800,000,000. The 2006 bonds mature on May 15, 2006 and will bear interest from May 23, 2001 at the rate stated on the cover page of this prospectus supplement. Interest on the 2006 bonds will be payable on May 15 and November 15 of each year commencing on November 15, 2001 to the persons in whose names such bonds are registered at the close of business on the fifteenth calendar day preceding the payment date, or if not a business day, the next succeeding business day. Interest on the 2006 bonds will accrue from and including May 23, 2001 or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the relevant interest payment date, date of redemption or the date of maturity, as the case may be.

"MAKE-WHOLE" REDEMPTION

     CFC may redeem either series of bonds at any time, in whole or in part, at a "make-whole" redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of the principal and interest (other than accrued interest) on the bonds being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus in each case accrued interest to the redemption date.

     "Treasury Rate" means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the bonds being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such bonds.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with CFC.

     "Comparable Treasury Price" means, for any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or
(2) if that release (or any successor release) is not published or does not contain those prices on that business day, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for that redemption date, or (B) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all the Reference Treasury Dealer Quotations obtained.

     "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the redemption date for the relevant series of bonds being redeemed.

     "Reference Treasury Dealer" means (1) each of (A) Lehman Brothers Inc., ABN AMRO Incorporated and Banc of America Securities LLC with respect to the 2004 bonds and (B) Lehman

Brothers Inc. and J.P. Morgan Securities Inc. with respect to the 2006 bonds, and, in each case, their respective successors; provided, however, that if any of them ceases to be a primary U.S. Government securities dealer in New York City, CFC will appoint another primary U.S. Government securities dealer as a substitute and (2) any other U.S. Government securities dealers selected by CFC.

     If CFC elects to redeem less than all of the bonds of any series, and such bonds are at the time represented by a global security, then the depositary will select by lot the particular interest to be redeemed. If CFC elects to redeem less than all of the bonds of any series, and such bonds are not represented by a global security, then the trustee will select the particular bonds to be redeemed in a manner it deems appropriate and fair.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the bonds to be redeemed. Unless CFC defaults in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on such bonds or the portions called for redemption. See "Notices" on page S-13.

RANKING

     Except as to security, each series of bonds will rank on a parity with all other senior obligations of CFC, other than debt with statutory priority.

SECURITY

     Each series of bonds will be secured under the indenture, equally with collateral trust bonds previously issued and which may be subsequently issued under the indenture, by the pledge with the trustee of eligible collateral which consists of mortgage notes of distribution system members, cash and permitted investments. A distribution system member is a member or patron of CFC that derives at least 50% of gross operating revenues from sales of electricity to consumers. The principal amount of collateral on deposit with the trustee must be at least equal to the aggregate principal amount of collateral trust bonds outstanding. On May 31, 2001, there was a total of $5,480 million of eligible mortgage notes and no cash or permitted investments pledged with the trustee, against which $4,615 million of collateral trust bonds (not including collateral trust bonds to be issued with this prospectus supplement) had been issued. Under the mortgage, CFC has a lien on all assets and future revenues of the distribution system. To be eligible for pledging, a distribution system must maintain an equity ratio of at least 20% and an average coverage ratio of at least 1.35. The mortgage notes pledged for any one borrower may not exceed 10% of the total mortgage notes pledged. CFC discloses the principal amount of collateral on deposit and aggregate principal amount of bonds outstanding in each of its Form 10-Q and Form 10-K filings with the SEC. These filings may be obtained free of charge from the Luxembourg office of Kredietbank, S.A., the listing agent. Any moneys held by the trustee as collateral shall upon CFC's request be invested until required to be paid out under the provisions of the indenture.

     The following are permitted investments under the indenture:

     - certain obligations of or guaranteed by the United States and of states and municipalities and agencies of the United States which are rated at least AA or equivalent by at least two nationally recognized statistical rating agencies and which mature not more than two years after purchase,

     - certificates of deposit or time deposits of any bank or trust company having at least $500,000,000 of capital and surplus and maturing not more than two years after purchase, and

     - commercial paper of bank holding companies or other corporate issuers other than CFC generally rated in the highest category by at least two nationally recognized statistical rating agencies and maturing not more than one year after purchase.

For additional information, please see "Description of Bonds -- Security" beginning on page 8 of the accompanying prospectus.

FURTHER ISSUES

     CFC may from time to time, without notice to or the consent of the holders of the applicable series of bonds, create and issue further securities ranking equally and ratably with either the 2004 bonds or the 2006 bonds in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further securities or except for the first payment of interest following the issue date of such further securities), so that such further securities shall be consolidated and form a single series with the 2004 bonds or the 2006 bonds, as the case may be, and shall have the same terms as to status, redemption or otherwise. CFC will not issue any further securities intended to form a single series with either series of bonds unless the further securities will be fungible with all bonds of the same series for U.S. Federal income tax purposes.

BOOK-ENTRY, DELIVERY AND FORM

     The bonds will be issued in the form of one or more fully registered global securities in denominations of $1,000 and any integral multiple thereof which will be deposited with, or on behalf of, the Depository Trust Company ("DTC"), New York, New York, and registered in the name of Cede & Co. (DTC's partnership nominee). Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global securities through DTC, Clearstream Banking, societe anonyme ("Clearstream") or Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on DTC's books. Citibank, N.A. will act as depositary for Clearstream and The Chase Manhattan Bank will act as depositary for Euroclear, whom CFC refers to in such capacities as the "U.S. Depositaries". Except as set forth below, the global securities may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised CFC that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. ("NASD"). Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Clearstream advises that it is incorporated under the laws of Luxembourg as a bank. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry transfers between their accounts. Clearstream provides to its customers among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in over 30 countries through established depository and custodial relationships. As a bank, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Its customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Its customers in the United States are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with the customer.

     Distributions with respect to securities held through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

     Euroclear advises that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. Euroclear Clearance establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     Securities clearance accounts and cash accounts with the Euroclear operator are governed by the terms and conditions governing use of Euroclear and the related operating procedures of Euroclear and applicable Belgian law. These terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

     Distributions with respect to the bonds held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. Depositary for Euroclear.

     Euroclear further advises that investors that acquire, hold and transfer interests in the bonds by book-entry through accounts with the Euroclear operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global securities.

     The Euroclear operator advised that under Belgian law, investors that are credited with securities on the records of the Euroclear operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interests in security credited to their accounts with the Euroclear operator. If the Euroclear operator did not have a sufficient amount of interest in securities on deposit of a particular type to cover the claims of all participants credited with such interests in securities on the Euroclear operator's records, all participants having an amount of interests in securities of such type credited to their accounts with the Euroclear operator would have the right under Belgian law to the return of their pro rata share of the amount of interest in securities actually on deposit.

     Under Belgian Law, the Euroclear operator is required to pass on the benefits of ownership in any interests in securities on deposit with it, such as dividends, voting rights and other entitlements, to any person credited with such interests in securities on its records.

     Individual certificates in respect of either series of bonds will not be issued in exchange for the global securities, except in limited circumstances. CFC will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in such bonds represented by global securities upon delivery of such global securities for cancelation if (1) CFC decides to discontinue use of the book-entry system;
(2) in the event of an event of default under the indenture, upon request of the holders of a majority of the applicable series of bonds or
(3) DTC notifies CFC that it is unwilling or unable to continue as a clearing system in connection with such global securities or ceases to be a clearing agency registered under the Exchange Act, and a successor clearing system is not appointed by CFC within 90 days after receiving such notice from DTC or upon becoming aware that DTC is no longer so registered.

     CFC has appointed Kredietbank S.A. as paying agent and transfer agent in Luxembourg with respect to each series of bonds in definitive form. If CFC issues bonds in definitive form, holders will be able to receive payments on, and effect transfers of their bonds at the Luxembourg offices of Kredietbank S.A. As long as such bonds are listed on the Luxembourg Stock Exchange, CFC will maintain a paying and transfer agent in Luxembourg, and any change in the Luxembourg paying agent and transfer agent will be published in Luxembourg. See "-Notices" on page S-13.

     Payments on any definitive bonds would be made by the trustee directly to holders of the definitive bonds in accordance with the procedures set forth herein and in the indenture. Interest payments and any principal payments on the definitive bonds on each interest payment date would be made to holders in whose names the definitive bonds were registered at the close of business on the related record date as set forth under "-General" beginning on page S-7. Such payments would be made by check mailed to the address of such holders as they appear on the bond register of such series and, in addition, under the circumstances provided by the indenture, by wire transfer to a bank or depository institution located in the United States and appropriate facilities thereof. The final payment of principal and interest on any definitive bonds, however, would be made only upon presentation and surrender of such definitive bonds at the office of the paying agent for such bonds which shall include the office of the paying agent in Luxembourg if at such date any bonds of such series were listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require.

     A definitive bond may be transferred free of charge in whole or in part upon the surrender of the definitive bond to be transferred, together with the completed and executed assignment which appears on the reverse of the definitive bond, at the specified office of any transfer agent (which shall include a transfer agent having its specified office in Luxembourg so long as any bonds of such series are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require). In the case of a permitted transfer of any part of a definitive bond, a new definitive bond in respect of the balance not transferred will be issued to the transferor. Each new definitive bond to be issued upon the transfer of a definitive bond will, upon the effective receipt of such completed assignment by a transfer agent at its respective specified office, be available for delivery at such specified office, or at the request of the holder requesting such transfer, will be mailed at the risk of the transferee entitled to the new definitive bond to such address as may be specified in such completed assignment. Neither the registrar nor any transfer agent shall be required to register the transfer of or exchange of any definitive bonds within 15 days before the maturity date.

     Title to book-entry interests in each series of bonds will pass by book-entry registration of the transfer within the records of Clearstream, Euroclear or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the bonds may be transferred within Clearstream and within Euroclear and between Clearstream and Euroclear in accordance with procedures established for these purposes by Clearstream and Euroclear. Book-entry interest in the bonds may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the bonds among Clearstream and Euroclear and DTC may be effected in accordance with procedures established for this purpose by Clearstream, Euroclear and DTC.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for each series of bonds will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's same-day funds settlement system. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and

Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC's rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines, in European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering interests in the bonds to or receiving interests in the bonds from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their respective U.S. Depositaries.

     Because of time-zone differences, credits of interests in the bonds received by Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions involving interests in such bonds settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received by Clearstream or Euroclear as a result of sales of interests in the bonds by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

     Although DTC, Clearstream and Euroclear have each agreed to the foregoing procedures in order to facilitate transfers of interests in the bonds among their participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

NOTICES

     Notices to holders of each series of bonds will be sent by mail to the registered holders and will be published, whether the relevant series of bonds is in global or definitive form, and so long as the relevant series of bonds is listed on the Luxembourg Stock Exchange, in a daily newspaper of general circulation in Luxembourg. It is expected that publication will be made in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. So long as the bonds are listed on the Luxembourg Stock Exchange, any appointment of or change in the Luxembourg paying agent and transfer agent for that series of bonds will be published in Luxembourg in the manner set forth above.

REPLACEMENT SECURITIES

     In case of mutilation, destruction, loss or theft of any definitive bond, application for replacement is to be made at the office of the trustee. Any such definitive bond will be replaced by the trustee in compliance with such procedures, and on such terms as to evidence and indemnity, as the issuer and the trustee may require and subject to applicable laws and regulations of the Luxembourg Stock Exchange. All costs incurred in connection with the replacement of any definitive bond will be borne by the holder of the bond. Mutilated or defaced definitive bonds must be surrendered before new ones will be issued.

     None of DTC, Cede & Co., Clearstream and the Euroclear operator will consent or vote with respect to either series of bonds. Under its usual procedures, DTC, in conjunction with Clearstream and the Euroclear operator, will mail an omnibus proxy to CFC as soon as possible after the record date. The omnibus proxy assigns consenting or voting rights to those direct participants to whose accounts the bonds are credited on the record date (identified in a listing attached to the omnibus proxy).

     The information in this section concerning DTC, Clearstream and the Euroclear operator and relating to the book-entry system has been obtained from sources that CFC believes to be reliable (including DTC, Clearstream and the Euroclear operator), but CFC takes no responsibility for the accuracy thereof.

     Neither CFC, the trustee nor the underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, Clearstream, the Euroclear operator, DTC's nominee or any DTC participant with respect to any ownership interest in the bonds, or payments to, or the providing of notice for, DTC participants or beneficial owners.

APPLICABLE LAW

     Each series of bonds, the indenture and each of the underwriting agreements relating to the issuance of the bonds are governed by and will be construed in accordance with the laws of the State of New York. CFC has not submitted to the jurisdiction of any court other than the Federal and state courts of the State of Virginia in any suit or proceeding arising out of or relating to the issuance of the bonds.

TAX CONSIDERATIONS

     A holder of bonds of either series may be subject to United States or other taxation and taxes may be withheld on certain payments. Please consult the accompanying prospectus for information regarding United States taxation and withholding obligations.

     For federal income tax purposes, the 2006 bonds will be treated as part of the original issuance of the other 6.00% collateral trust bonds due 2006. Thus, the 2006 bonds will be treated for federal income tax accounting purposes as if they had been issued at the same price as in the original issuance and then acquired by you in a secondary market transaction. The 2006 bonds will be issued at premium over their stated redemption price at maturity. You may use that premium to reduce your taxable interest income over the life of the 2006 bonds.

                                  UNDERWRITING

     The underwriters named below have severally agreed to purchase, and CFC has agreed to sell to them, severally, the principal amounts of the relevant series of bonds indicated below. CFC has entered into an underwriting agreement with respect to the 2004 bonds with underwriters for whom Lehman Brothers Inc., ABN AMRO Incorporated and Banc of America Securities LLC are acting as representatives and an underwriting agreement with respect to the 2006 bonds with underwriters for whom Lehman Brothers Inc. and J.P. Morgan Securities Inc. are acting as representatives. Each of the underwriting agreements, dated the date hereof, provides that the several obligations of the underwriters are subject to certain conditions as therein set forth. The underwriters will be obligated to purchase all the bonds of any series being underwritten or sold by them if any of the bonds of such series are purchased.

                                   2004 BONDS

                                                                PRINCIPAL
                                                                AMOUNT OF
                        UNDERWRITER                             2004 BONDS
                        -----------                           --------------
Lehman Brothers Inc. .......................................  $  323,400,000
ABN AMRO Incorporated.......................................     283,300,000
Banc of America Securities LLC .............................     283,300,000
BNP Paribas Securities Corp.................................      30,000,000
J.P. Morgan Securities Inc. ................................      30,000,000
Credit Lyonnais Securities (USA) Inc. ......................      10,000,000
Mizuho International plc....................................      10,000,000
Scotia Capital (USA) Inc. ..................................      10,000,000
TD Securities (USA) Inc. ...................................      10,000,000
Tokyo-Mitsubishi International plc..........................      10,000,000
                                                              --------------
       Total................................................  $1,000,000,000
                                                              ==============

                                   2006 BONDS

                                                                PRINCIPAL
                                                                AMOUNT OF
                        UNDERWRITER                             2006 BONDS
                        -----------                           --------------
Lehman Brothers Inc. .......................................  $  121,430,000
J.P. Morgan Securities Inc. ................................     150,000,000
Barclays Capital Inc. ......................................      21,428,000
Banc One Capital Markets, Inc. .............................       7,142,000
                                                              --------------
     Total..................................................  $  300,000,000
                                                              ==============

     CFC has been advised by the underwriters that the underwriters propose to offer each series of bonds to the public initially at the offering prices set forth on the cover of this prospectus supplement and to certain dealers at such prices less a selling concession of 0.15% of the principal amount of the 2004 bonds and 0.20% of the principal amount of the 2006 bonds. The underwriters may allow and each such dealer may reallow to other dealers a concession not exceeding 0.10% of the principal amount of the 2004 bonds and 0.15% of the principal amount of the 2006 bonds. After the initial public offering, such public offering prices and such concessions and reallowances may be changed.

     In connection with the offering made hereby, Lehman Brothers Inc., ABN AMRO Incorporated and Bank of America Securities LLC, with respect to the 2004 bonds, and Lehman Brothers Inc. and J.P. Morgan Securities Inc., with respect to the 2006 bonds, or, in each case, their respective affiliates (collectively, the "Stabilizing Underwriters") may purchase and sell such bonds in the open market. In any jurisdiction where there can be only one stabilizing agent, Lehman Brothers International (Europe) or its affiliates shall effect any such transactions. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the relevant series of bonds, and short positions created by the Stabilizing Underwriters involve the sale by the Stabilizing Underwriters of a greater aggregate principal amount of the relevant series of bonds than they are required to purchase from CFC. The Stabilizing Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the relevant series of bonds sold in the offering may be reclaimed by the Stabilizing Underwriters if such bonds are repurchased by the Stabilizing Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the relevant series of bonds, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Although application has been made to list each series of bonds on the Luxembourg Stock Exchange, the 2004 bonds are a new issue of securities with no established trading market. CFC has been advised by the underwriters that they intend to make a market in the bonds, but are not obligated to do so, and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

     CFC has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

     Expenses associated with this offering, to be paid by CFC, are estimated to be $600,000.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with CFC and its affiliates.

     The 2006 bonds offered by this prospectus supplement will trade interchangeably with the $1,500,000,000 of CFC's 6.00% collateral trust bonds due 2006 that were issued on May 23, 2001.

     It is expected that delivery of each series of bonds will be made against payment therefor on or about July 19, 2001, which is the fifth business day following the date hereof (such settlement cycle being referred to as T+5). Purchasers of bonds should note that the ability to settle secondary market trades of the bonds effected on the date of pricing and the next succeeding business day may be affected by the T+5 settlement.

     Mizuho International plc and Tokyo-Mitsubishi International plc are not U.S. registered broker-dealers and, therefore, to the extent that either of them intends to effect any sales of bonds in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

     See "Plan of Distribution" in the accompanying prospectus for further information regarding the distribution of the bonds.

                             OFFERING RESTRICTIONS

     Each series of bonds is offered for sale in the United States and in jurisdictions outside the United States, subject to applicable law.

     Each of the underwriters has agreed that it will not offer, sell or deliver any of the bonds being underwritten or sold by it, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to such bonds, in or from any jurisdiction except under circumstances that will, to the best of such underwriter's knowledge and belief, result in compliance with the applicable laws and regulations and which will not impose any obligations on CFC except as set forth in the underwriting agreement for such bonds.

     Purchasers of either series of the bonds may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country in which the relevant bonds were purchased. These taxes and charges are in addition to the issue price set forth on the cover page.

UNITED KINGDOM

     Each underwriter has represented and agreed that it and each of its affiliates:

     - has not offered or sold, and will not offer or sell, in the United Kingdom (1) any bonds being underwritten or sold by it, in respect of which admission to listing in accordance with Part IV of the Financial Services Act 1986 is sought prior to admission of such bonds to such listing, or (2) any bonds being underwritten or sold by it, in respect of which admission to such listing is not to be sought and which have a maturity of one year or more, prior to the date which is six months after their date of issue, in each case, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or, in the case of any series of bonds in respect of which admission to such listing is to be sought, the Financial Services Act 1986;

     - has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the bonds being underwritten or sold by it in, from or otherwise involving the United Kingdom; and

     - has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom any document received in connection with the issue of bonds being underwritten or sold by it if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

THE NETHERLANDS

     Each series of bonds is being issued under the Euro-securities exemption pursuant to Article 6 of the Exemption Regulation (Vrijstellinsregeling Wet Toezicht Effectenverkeer) of December 21, 1995, as amended, of the Netherlands' Securities Market Supervision Act 1995 (Wet Toezicht Effectenverkeer) and accordingly each underwriter has represented and agreed that it has not publicly promoted and will not publicly promote the offer or sale of the bonds being underwritten or sold by it by conducting a generalized advertising or cold-calling campaign within or outside The Netherlands.

JAPAN

     Neither series of bonds has been nor will be registered under the Securities and Exchange Law of Japan and each of the underwriters has represented and agreed that it and its affiliates have not offered or sold, and will not offer or sell, directly or indirectly, any of the bonds being underwritten or sold by it in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan available thereunder and otherwise in compliance with the Securities and Exchange Law of Japan and the other relevant laws, regulations and guidelines of Japan.

                        LISTING AND GENERAL INFORMATION

     1. Application has been made to list each series of bonds on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation, as amended, and By-Laws of CFC and a legal notice (Notice Legale) relating to the issuance of the bonds will have been deposited prior to listing with the Chief Registrar of the District Court of Luxembourg (Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg), where these documents may be examined and copies may be obtained on request.

     2. Any documents incorporated by reference in this prospectus supplement and the accompanying prospectus may be obtained free of charge from the Luxembourg office of Kredietbank S.A., the listing agent. These documents include audited annual combined financial statements and unaudited combined quarterly financial results of CFC. Future CFC financial statements will also be available free of charge from the listing agent in Luxembourg when they are prepared. Copies of the indenture will also be available for inspection at the office of the listing agent.

     3. The independent auditors of CFC are Arthur Andersen LLP. Arthur Andersen LLP has audited CFC's combined financial statements for the fiscal years ended May 31, 2001 and 2000. CFC does not publish unconsolidated financial statements.

     4. Resolutions relating to the sale and issuance of the bonds were adopted by the board on July 29, 1998, December 7, 1998, March 10, 2001 and July 5, 2001.

     5. Except as disclosed in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, there has been no material adverse change in the combined financial position of CFC and its subsidiaries since the date of the last audited financial statements. CFC is not involved in, and has no knowledge of any threat of, any litigation, administrative proceedings or arbitration which is or may be material in the context of the issue of the bonds.

     6. Each series of bonds has been accepted for clearance through Euroclear and Clearstream. The Common Code assigned to the 2004 bonds is 013294887. The ISIN assigned to the 2004 bonds is US637432CR46. The CUSIP number assigned to the 2004 bonds is 637432CR4. The Common Code assigned to the 2006 bonds is 12990243. The ISIN assigned to the 2006 bonds is US637432CQ62. The CUSIP number assigned to the 2006 bonds is 637432CQ6.

                                   PROSPECTUS

                                   [CFC LOGO]

                            National Rural Utilities
                        Cooperative Finance Corporation

                                 $2,175,000,000

                             Collateral Trust Bonds

                            ------------------------

We plan to issue from time to time up to $2,175,000,000 of collateral trust bonds. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplements carefully.

                            ------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

This prospectus may not be used to consummate sales of collateral trust bonds unless accompanied by a prospectus supplement.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS JULY 10, 2001

                   WHERE YOU CAN FIND MORE INFORMATION ABOUT
            NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

     National Rural Utilities Cooperative Finance Corporation ("CFC") files annual, quarterly and current reports and other information with the SEC. You may read and copy any document CFC files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. CFC's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows the incorporation by reference of information filed in other documents into this prospectus, which means that CFC can disclose information important to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. CFC incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

          - Annual Report on Form 10-K for the year ended May 31, 2000;

          - Quarterly Reports on Form 10-Q for the quarters ended August 31, 2000, November 30, 2000 and February 28, 2001;

          - Current Reports on Form 8-K dated January 23, 2001, April 11, 2001, May 7, 2001, and May 23, 2001.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

        Steven L. Lilly
        Senior Vice President and Chief Financial Officer
        National Rural Utilities Cooperative Finance Corporation
        Woodland Park, 2201 Cooperative Way
        Herndon, Virginia 20171-3025
        (703) 709-6700

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THE DOCUMENT. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                                      CFC

     CFC was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in 1969. CFC's principal purpose is to provide its members with a source of financing to supplement the loan program of the Rural Utilities Service ("RUS") (formerly the Rural Electrification Administration) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organization members to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members. Through Rural Telephone Finance Cooperative ("RTFC"), a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. CFC's offices are located at Woodland Park, 2201 Cooperative Way, Herndon, Virginia 20171-3025 and its telephone number is (703) 709-6700.

     CFC's 1,048 members as of February 28, 2001 included 902 rural electric utility members, virtually all of which are consumer-owned cooperatives, 73 service members and 73 associate members. The utility member systems included 832 distribution systems and 70 generation and transmission systems operating in 49 states and three U.S. territories.

     CFC's long-term loans to rural utility system members generally have 35-year maturities. CFC makes loans directly to members or in conjunction with concurrent RUS loans. Loans made to members that do not also have RUS loans are generally secured by a mortgage or substantially all the rural utility system member's property, including revenues. Loans made to members that also have RUS loans are generally secured ratably with RUS's loans by a common mortgage on substantially all the rural utility system member's property, including revenues. Interest rates on these loans are either fixed or variable. Fixed rates are offered daily based on the overall cost of long-term funds and may be obtained for any period from one to 35 years. Variable rates are adjusted monthly in line with changes in the cost of short-term funds.

     CFC makes short-term line-of-credit loans and intermediate-term loans with up to five-year maturities. CFC makes these loans on either a secured or an unsecured basis. CFC has the right to adjust the rates on these loans semi-monthly in line with changes in the short-term cost of funds. The intermediate-term loans are generally made to power supply systems in connection with the planning and construction of new generating plants and transmission facilities.

     CFC also makes loans to telecommunication systems through RTFC. These loans are long-term fixed or variable rate loans with maturities that generally do not exceed 15 years and short-term loans. In many cases, the customers of the electric cooperatives are also the customers of the RTFC telecommunication systems, as both the cooperatives and the RTFC systems serve the rural areas of the United States.

     At February 28, 2001, CFC had a total of $19,594 million of loans outstanding and $2,084 million of guarantees outstanding.

     CFC's guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage, often joint with RUS, on the system's property or, in the case of a lease transaction, on the leased property. Holders of $891 million of the guaranteed pollution control debt at February 28, 2001 had the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

     By policy, CFC maintains an allowance for loan losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At February 28, 2001, the allowance was $286 million. At February 28, 2001, CFC's largest ten borrowers had outstanding loans totaling $5,062 million, which represented 26% of CFC's total loans outstanding. As of February 28, 2001, outstanding guarantees for these same largest ten borrowers totaled $609 million, which represented 29% of CFC's total guarantees outstanding. On that date, no member had loans and guarantees outstanding in excess of 4.1% of the aggregate amount of CFC's outstanding loans and guarantees.

     CFC's fixed charge coverage ratio was as follows for the periods indicated:

              NINE MONTHS ENDED                                       YEAR ENDED MAY 31,
       -------------------------------       --------------------------------------------------------------------
       FEBRUARY 28,       FEBRUARY 29,
           2001               2000             2000           1999           1998           1997           1996
       ------------       ------------       --------       --------       --------       --------       --------

           1.14               1.13             1.13           1.12           1.12           1.12           1.12

     Margin used to compute the fixed charge coverage ratio represents net margin before extraordinary loss resulting from redemption premiums on bonds plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

                                USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement, CFC will add the net proceeds from the sale of the debt securities to the general funds, which will be used to make loans to members, repay short-term borrowings, refinance existing long-term debt and for other corporate purposes. CFC expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

                         SUMMARY FINANCIAL INFORMATION

     The following is a summary of selected financial data for each of the five years ended May 31, 2000.

                                     2000          1999          1998          1997         1996
                                     ----          ----          ----          ----         ----
                                                    (DOLLAR AMOUNTS IN THOUSANDS)
For the year ended May 31:
Operating income................  $ 1,020,998   $   792,052   $   639,948   $  567,065   $  508,090
                                  ===========   ===========   ===========   ==========   ==========
Operating margin................  $   116,497   $    76,439   $    57,022   $   54,736   $   50,621
Gain on sale of land............           --            --         5,194           --           --
Extraordinary loss(A)...........       (1,164)           --            --           --       (1,580)
                                  -----------   -----------   -----------   ----------   ----------
Net margin......................  $   115,333   $    76,439   $    62,216   $   54,736   $   49,041
                                  ===========   ===========   ===========   ==========   ==========
Fixed charge coverage
  ratio(B)......................         1.13          1.12          1.12         1.12         1.12
                                  ===========   ===========   ===========   ==========   ==========
As of May 31:
Assets..........................  $17,083,440   $13,925,252   $10,682,888   $9,057,495   $8,054,089
                                  ===========   ===========   ===========   ==========   ==========
Long-term debt(C)...............  $10,595,596   $ 6,891,122   $ 5,024,621   $3,596,231   $3,682,421
                                  ===========   ===========   ===========   ==========   ==========
Quarterly income capital
  securities....................  $   400,000   $   400,000   $   200,000   $  125,000   $       --
                                  ===========   ===========   ===========   ==========   ==========
Members' subordinated
  certificates..................  $ 1,340,417   $ 1,239,816   $ 1,229,166   $1,212,486   $1,207,684
                                  ===========   ===========   ===========   ==========   ==========
Members' equity.................  $   341,217   $   296,481   $   279,278   $  271,594   $  269,641
                                  ===========   ===========   ===========   ==========   ==========
Leverage ratio(D)...............         8.12          7.11          6.39         5.87         5.70
                                  ===========   ===========   ===========   ==========   ==========
Debt to equity ratio(E).........         6.46          5.52          4.51         3.97         3.63
                                  ===========   ===========   ===========   ==========   ==========

---------------
(A) Extraordinary losses for the years ended May 31, 2000 and 1996 represent premiums in connection with the prepayment of collateral trust bonds.

(B) Margin used to compute the fixed charge coverage ratios represents net margin before extraordinary losses plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratios consist of interest and amortization of bond discounts and bond issuance expenses.

(C) Includes commercial paper reclassified as long-term debt and excludes $3,040 million, $983 million, $327 million, $269 million and $352 million in long-term debt that comes due, matures and/or will be redeemed early during fiscal years 2000, 1999, 1998, 1997 and 1996, respectively.

(D) In accordance with CFC's revolving credit agreements, the leverage ratio is calculated by dividing debt and guarantees outstanding, excluding quarterly income capital securities ("QUICS") and debt used to fund loans guaranteed by the RUS, by the total of QUICS, members' subordinated certificates and members' equity.

(E) The debt to equity ratio is calculated by dividing debt outstanding, excluding QUICS and debt used to fund loans guaranteed by the RUS, by the total of QUICS, members' subordinated certificates, members' equity and the loan loss allowance.

     CFC has had outstanding guarantees for its members' indebtedness in each of the fiscal years shown above. Members' interest expense on such indebtedness was approximately $40 million for the year ended May 31, 2000.

     CFC does not have outstanding any common stock and does not pay dividends. Annually, CFC allocates its net margin to its members in the form of patronage capital certificates. Under current policies, CFC retires patronage capital 70% during the next fiscal year and holds the remaining 30% for 15 years. All retirements of patronage capital are subject to approval by the Board of Directors, if permitted by CFC's contractual obligations and to the extent that the Board of Directors in its discretion may determine from time to time that the financial condition of CFC will not be impaired as a result.

                                 CAPITALIZATION

     The following table shows the capitalization of CFC as of February 28, 2001.

               (DOLLAR AMOUNTS IN THOUSANDS)
Senior debt:
  Short-term debt(A)........................................  $ 7,514,549
  Long-term debt(A).........................................    9,914,104
                                                              -----------
          Total senior debt(B)..............................   17,428,653
                                                              -----------
Subordinated debt and members' equity:
  Deferrable subordinated debt(C)...........................      400,000
  Members' subordinated certificates(D).....................    1,554,970
  Members' equity(E)........................................      381,116
                                                              -----------
          Total capitalization..............................  $19,764,739
                                                              ===========

------------
(A) At February 28, 2001, CFC's short-term indebtedness is used to fund CFC's short-, intermediate- and long-term variable rate loans, as well as its long-term fixed rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, CFC had at February 28, 2001, bank revolving credit agreements providing for borrowings aggregating up to $7,040 million. CFC may borrow under the revolving credit agreements only if it continues to meet conditions, including maintenance of members' equity and members' subordinated certificates of at least $1,418 million increased each fiscal year by 90% of the net margin not distributed to members and an average fixed charge coverage ratio over the six most recent fiscal quarters of at least 1.025. The revolving credit agreements also require a fixed charge coverage ratio of 1.05 for the preceding fiscal year as a condition to the retirement of patronage capital and prohibit CFC from pledging collateral in excess of 150% of the principal amount of collateral trust bonds outstanding. Commercial paper in the amount of $4,637 million is shown as long-term debt based on CFC's ability to borrow under the 364-day facilities. Long-term debt also includes CFC's outstanding collateral trust bonds and medium-term notes. On May 23, 2001, CFC issued $1,500 million of collateral trust bonds. The proceeds of this offering will be used to pay down short-term debt.

(B) Guarantees are not included in the total of senior debt. At February 28, 2001, CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $985 million. Guaranteed tax-exempt securities include $891 million of long-term adjustable or floating/fixed rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At February 28, 2001, CFC had guaranteed its members' obligations in connection with certain lease transactions and other debt in the amount of $1,098 million.

(C) As of February 28, 2001, CFC had a total of $400 million of deferrable subordinated debt outstanding in the form of QUICS. QUICS are subordinate and junior in right of payment to senior indebtedness. CFC has the right at any time and from time to time during the term of the QUICS to defer the payment of interest for up to 20 consecutive quarters. On May 8, 2001, CFC issued an additional $150 million of QUICS.

(D) Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC's extension of long-term credit to them. Those issued as a condition of membership, $642 million at February 28, 2001, generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

(E) CFC allocates its net margin among its members (in proportion to interest earned from the members), a members' capital reserve and the cooperative education fund. The net margin required to earn a fixed charge coverage ratio of 1.12 is allocated to the members. The net margin earned in excess of the amount required to earn a fixed charge coverage ratio of 1.12 is allocated primarily to the members' capital reserve, and a small portion is allocated to the cooperative education fund. The cooperative education fund is distributed annually to the cooperatives to assist in the teaching of cooperative principles. The current policy of CFC is to return the amounts so allocated to its members 70% in the following year and to return the remaining 30% after 15 years with due regard for CFC's financial condition. The unretired allocations for fiscal years 1991-1993 are being retired over the 9-year period from 2000 through 2008. The current policy of RTFC is to retire 70% of current year's margins within 8 1/2 months of the end of the fiscal year with the remainder to be retired at the discretion of RTFC's Board of Directors.

                              DESCRIPTION OF THE BONDS

GENERAL

     The bonds will be issued under an indenture between CFC and U.S. Bank National Association as successor trustee, or other trustee to be named as trustee, dated as of February 15, 1994. The statements in this prospectus concerning the indenture, one or more supplemental indentures, board resolutions or officer's certificates establishing the bonds and the bonds are merely an outline and do not purport to be complete.

     Reference is made to the prospectus supplement relating to any particular issue of offered bonds for the following terms:

     - the title and limit on aggregate principal amount of the bonds,

     - the persons to whom interest on the bonds is payable, if other than the persons in whose names the bonds are registered,

     - the date or dates on which the bonds will mature,

     - the annual rate or rates, if any, at which such bonds will bear interest or any method by which such rate or rates will be determined,

     - the date or dates from which the interest will accrue and the date or dates at which interest will be payable,

     - the place where payments may be made on the bonds,

     - any redemption or sinking fund terms,

     - the denominations in which the bonds will be issuable if other than $1,000 and any integral multiple thereof,

     - the coin or currency in which payment of the principal of and premium and interest on the bonds will be payable (if other than the coin or currency in which the bonds are denominated), and, if to be payable in a coin or currency other than that in which the bonds are denominated, the period or periods within which, and the terms and conditions upon which, the election may be made, and if denominated or payable in any coin or currency, including composite currencies, other than U.S. dollars, the method by which the bonds will be valued,

     - if the principal of or premium or interest on the bonds are to be payable in securities or other property at the election of CFC or a holder, the type and amount of the securities or other property, or the method by which the amount will be determined, and the periods within which, and the terms and conditions on which, any election may be made,

     - if the amount payable in respect of principal of or any premium or interest on such bonds may be determined with reference to an index, the manner in which the amounts will be determined,

     - if other than the principal amount of the bonds, the portion of the principal amount of the bonds payable upon declaration of the acceleration of the maturity,

     - the terms, if any, on which bonds may be converted into or exchanged for securities of CFC or any other person,

     - if the bonds are to be issued in global form, the depositary with respect to the global bond or bonds and any limitations on the rights of the holders of the bonds to transfer or exchange them or to obtain the registration of transfer or to obtain certificates in definitive form in lieu of temporary form,

     - if the bonds are to be issuable as bearer securities, any and all incidental matters,

     - the right of CFC to limit or discharge the indenture as to the bonds,

     - whether and under what circumstances CFC will pay additional amounts on the bonds held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms CFC will have the option to redeem the bonds rather than pay the additional amounts, and

     - any other terms of the bonds, not inconsistent with the provisions of the indenture. (Section 2.03)

     The bonds may be issued in registered form without coupons, in a form registered as to principal only with or without coupons, in bearer form with or without coupons or any combination thereof. In addition, all or a portion of the bonds may be issued in temporary or definitive global form. Bonds in bearer form are offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

     CFC may also re-open a previous series of bonds of any series without the consent of the holders of the bonds of any series and issue additional bonds of the same series. CFC will not issue any additional bonds of the same series unless the additional bonds will be fungible with all debt securities of the same series for United States federal income tax purposes.

SECURITY

     The bonds will be secured, equally with outstanding bonds, by the pledge with the trustee of eligible collateral having an allowable amount of at least 100% of the principal amount of bonds outstanding. The indenture provides that eligible collateral will consist of cash, eligible mortgage notes of distribution system members and permitted investments. The "allowable amount" of cash is 100% thereof, the "allowable amount" of eligible mortgage notes is the amount advanced and not repaid and the "allowable amount" of permitted investments is their cost to CFC (exclusive of accrued interest and brokerage commissions). However, the "allowable amount" of permitted investments traded on a national securities exchange or in any over-the-counter market is their fair market value as determined by CFC. For purposes of the indenture and as used in describing the bonds herein, a "member" is any person which is a member or patron of CFC, and a "distribution system member" is a member 50% or more of whose gross operating revenues are derived from sales of electricity to ultimate consumers. (Sections 1.01 and 3.01)

     As a condition to the authentication and delivery of bonds or to the withdrawal of collateral, and in any event at least once a year, CFC must certify to the trustee that:

          - the allowable amount of eligible collateral pledged under the indenture is at least equal to 100% of the aggregate principal amount of bonds to be outstanding;

          - each eligible mortgage note included in the eligible collateral so certified is an eligible mortgage note of a distribution system member having an equity ratio of at least 20% and an average coverage ratio of at least 1.35; and

          - the aggregate allowable amount of all eligible mortgage notes of any one distribution system member so certified does not exceed 10% of the aggregate allowable amount of all eligible collateral so certified. (Sections 3.01, 6.01 and 7.13)

     CFC is also entitled to the authentication and delivery of bonds on the basis of the retirement of outstanding bonds at their final maturity or by redemption at the option of CFC. (Sections 3.02 and 3.03)

     The indenture provides that bonds may be issued without limitation as to aggregate principal amount, subject to the restriction described under "Restriction on Indebtedness", so long as the allowable amount of eligible collateral pledged under the indenture at least equals the aggregate principal amount of bonds to be outstanding and meets the other requirements set forth herein. (Sections 2.03 and 13.01) "Eligible mortgage note" means a note or bond of a distribution system member which is secured by a mortgage under which no default exists with respect to the covenants required by the indenture to be contained in a mortgage, unless consented to by the mortgagees to the extent permitted in the mortgage and the indenture, and under which no "event of default" as defined in the mortgage shall have occurred and shall have resulted in the exercise of remedies. (Section 1.01)

     "Equity ratio" is determined by dividing the sum of the member's equities and margins at the end of the particular year by the member's total assets and other debts at such date. "Coverage ratio" is determined by dividing the sum of the member's patronage capital and operating margins, non-operating margins-interest, cash received in respect of power supply systems and other capital credits, depreciation and amortization expense and interest expense with respect to long-term debt by the member's long-term debt service obligations in respect of the year. If any portion of the member's long-term debt is refinanced during the year the long-term debt service obligations during the year in respect thereof will be based upon the larger of (x) an annualization of their obligations with respect to the refinancing debt during the portion of the year the refinancing debt is outstanding and (y) the long-term debt service obligations during the following year on the refinancing debt. These terms are determined in accordance with the system of accounting used for RUS reporting, or if the member is not required to maintain its accounts in accordance with the system, then in accordance with generally accepted accounting principles. However, the indenture requires that interest expense and long-term debt service obligations include 33 1/3% of the amount by which (x) rental payments by the member with regard to certain property having an initial cost greater than $250,000 exceed (y) 2% of such member's equities and margins, each in respect of the year. For RUS reporting purposes and for purposes of CFC's calculation of borrowers' ratios, obligations under take-or-pay power contracts, guaranties and other contingent obligations are not considered debt of a member. "Average coverage ratios" are computed by averaging the best two of the three calendar years preceding the date of determination. (Section 1.01) The effect of these provisions is to exclude from the computation of the coverage ratio capital credits except to the extent received by the member in the form of cash.

     The indenture requires that each mortgage securing an eligible mortgage note be a first mortgage on the property then owned or thereafter acquired by the member issuing the note, or, in the case of certain public agency borrowers, on such member's revenues, subject to usual exceptions in mortgages of utility companies. If the mortgage is a common mortgage with RUS or any other lender, the mortgagees must be secured equally and ratably. (Section 1.01 and Schedule
I)There are no requirements in the indenture as to the value of the property subject to the lien of a mortgage.

     The indenture provides that, unless an event of default under the indenture exists, and other than certain limited duties specified in the indenture, the trustee shall have no duties or responsibilities with regard to any mortgage and no responsibilities with regard to the value of any property subject thereto. (Section 4.03)

     "Permitted investments" are defined to include:

     - certain obligations of or guaranteed by the United States and of states and municipalities and agencies thereof which are rated at least AA or equivalent by at least two nationally recognized statistical rating agencies and which mature not more than two years after purchase,

     - certificates of deposit or time deposits of a bank or trust company having at least $500,000,000 of capital and surplus and maturing not more than two years after purchase, and

     - commercial paper of bank holding companies or other corporate issuers other than CFC generally rated in the highest category by at least two nationally recognized statistical rating agencies and maturing not more than one year after purchase. (Section 5.03)

EXERCISE OF RIGHTS

     Until the occurrence of an event of default under the indenture, CFC retains the right to control the exercise of rights and powers under eligible mortgage notes and mortgages pledged under the indenture.

(Section 15.01) Mortgages which also secure notes issued to RUS provide that RUS will have the exclusive right for an initial 30-day period to initiate and control enforcement proceedings on behalf of the holders of all the notes secured by the particular mortgage, including those held by the trustee.

RESTRICTION ON INDEBTEDNESS

     CFC may not incur any indebtedness ranking senior to the debt securities or make any optional prepayment on any capital term certificate if, as a result, the principal amount of senior indebtedness outstanding at the time or on any future date, less the principal amount of a government or government insured obligations held by CFC on the determination date, would exceed 20 times the sum of the members' equity in CFC at the time of determination plus the principal amount of capital term certificates outstanding at the time of determination or at such given future date, as the case may be. The principal amounts of senior indebtedness and capital term certificates to be outstanding on any future given date will be computed after giving effect to maturities and sinking fund requirements. (Section 7.11) Senior indebtedness means all indebtedness of CFC, including all guarantees by CFC of indebtedness of others except capital term certificates. (Section 1.01). A "capital term certificate" is defined for the purposes of the indenture as a note of CFC substantially in the form of the capital term certificates of CFC outstanding on the date of the indenture and any other indebtedness having substantially similar provisions as to subordination. (Section 1.01). "Government or government insured obligations" means obligations held by CFC which relate to the RUS or successor programs and which are obligations of the United States or any agency thereof or which are guaranteed or insured by the United States government or any agency thereof. (Section 7.11) As of February 28, 2001, CFC had $19,500 million outstanding of senior indebtedness and within the restrictions of the indenture was permitted to have outstanding an additional $27,220 million of senior indebtedness.

     Unless an event of default occurs, CFC will be entitled to receive and retain all payments on account of principal, premium and interest on the eligible mortgage notes and permitted investments on deposit with the trustee. (Section 4.02)

MODIFICATION OF THE INDENTURE

     Modifications of the provisions of the indenture may be made with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding bonds, but, without the consent of the holder of each bond affected thereby, no such modification may:

     - effect a reduction, or an extension of the stated time of payment, of the principal of or interest on any bond or of any premium payable on redemption,

     - permit the creation of any prior or equal lien on the securities or other property pledged under the indenture or deprive the holder of any bond of the lien created by the indenture, or

     - reduce the above-stated percentage of holders of bonds whose consent is required to modify the indenture or the percentage of holders of bonds whose consent is required for any waiver under the indenture. (Section 13.02)

     The indenture provides that CFC and the trustee may, without the consent of any holders of bonds enter into supplemental indentures for the purposes of:

     - adding to CFC's covenants,

     - establishing the form or terms of bonds of any series,

     - changing or eliminating any restriction on the manner or place of payment of principal of or interest on bearer bonds, or

     - provided the action does not adversely affect the interests of the holders of any series of bonds in any material respect, curing ambiguities or inconsistencies in the indenture or making other provisions with respect to matters arising under the indenture. (Section 13.01)

WAIVER OF CERTAIN COVENANTS

     Under the indenture, CFC will not be required to comply with certain restrictive covenants (including that described above under "Restriction on Indebtedness") if the holders of at least a majority in principal amount of all series of outstanding debt securities affected waive compliance with the restrictive covenants. (Section 7.16)

EVENTS OF DEFAULT

     Each of the following will constitute an event of default under the indenture with respect to the securities of any series:

     - failure to pay interest on any bonds for 30 days after the interest becomes due,

     - failure to pay principal or any premium on any bonds at their maturity or upon redemption,

     - default in the making of any sinking fund payment on any bonds which provide for mandatory sinking fund payments,

     - default in the performance of specified covenants in the indenture for 60 days after such default is known to any officer of CFC, including the restriction on indebtedness and the covenant to maintain eligible collateral outlined above,

     - failure to perform any other covenant in the indenture for 60 days after notice from the trustee to CFC or from holders of at least 25% in principal amount of bonds outstanding to the trustee, and

     - specified events of bankruptcy, reorganization or insolvency. (Section 9.01)

     CFC is required to file with the trustee annually a written statement as to CFC's compliance with the conditions and covenants under the indenture. (Section 7.15) In case an event of default should occur and be continuing, the trustee or the holders of at least 25% in principal amount of the bonds then outstanding may declare the principal of the bonds to be due and payable. Each declaration may, under certain circumstances, be rescinded by the holders of a majority in principal amount of the bonds at the time outstanding. (Section 9.02)

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the bonds, unless the holders have offered to the trustee reasonable security or indemnity. Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of a majority in principal amount of the bonds will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. The trustee is not required to expend or risk its own funds or incur financial liability if it has reasonable ground for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. (Sections 9.08, 10.01 and 10.03)

     The indenture provides that on receipt by the trustee of notice of an event of default, declaring an acceleration or directing the time, method or place of conducting a proceeding at law if an event of default has occurred and is continuing, the trustee shall, with respect to any series of bonds represented by a global bond or bonds, and may, with respect to any other series of bonds, establish a record dated for the purpose of determining holders of outstanding bonds of the series entitled to join in the notice. (Section 9.01)

SATISFACTION AND DISCHARGE; DEFEASANCE

     At the request of CFC, the indenture will cease to be in effect as to CFC, except for certain obligations to register the transfer or exchange of bonds and hold moneys for payment in trust with respect to the bonds when the principal of and interest on bonds and coupons, if any, have been paid and/or CFC has deposited with the trustee, in trust, money and U.S. government obligations, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay all the principal of, and interest on, the bonds in accordance with the terms of the bonds, or such bonds or coupons are deemed paid and discharged in the manner described in the next paragraph. (Section 14.01)

     Unless the prospectus supplement relating to the offered bonds provides otherwise, CFC at its option will be discharged from any and all obligations in respect of the offered bonds, except for certain obligations to register the transfer or exchange of bonds, replace stolen, lost or mutilated bonds and coupons, maintain paying agencies and hold moneys for payment in trust or need not comply with certain restrictive covenants of the indenture, in each case after CFC deposits with the trustee, in trust, money, and, in the case of bonds and coupons denominated in a foreign currency, foreign government securities, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency unit or units in which the offered bonds are payable all the principal of, and interest on, the offered bonds on the dates payments are due in accordance with the terms of the offered bonds. Among the conditions to CFC's exercising any option, CFC is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the offered bonds to recognize income, gain or loss for United States federal income tax purposes and that the holders will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance has not occurred. (Section 14.02)

     At the request of CFC, the trustee will deliver or pay to CFC any U.S. government obligations, foreign government securities or money deposited, for the purposes described in the preceding two paragraphs, with the trustee by CFC and which, in the opinion of a nationally-recognized firm of independent public accountants, are in excess of the amount which would then have been required to be deposited for such purposes. In addition, the trustee, in exchange for other U.S. government obligations, foreign government securities or money, will deliver or pay to CFC, at CFC's request, U.S. government obligations, foreign government securities or money deposited with the trustee for the purposes described in the preceding two paragraphs, so long as in the opinion of a nationally-recognized firm of independent public accountants, immediately after the exchange the obligations, securities or money then held by the trustee will be in the amount as would then have been required to be deposited with the trustee for these purposes. (Section 14.02)

                    LIMITATIONS ON ISSUANCE OF BEARER BONDS

     Under U.S. federal tax laws, certain limitations on offers, sales and delivery apply to bearer bonds. These limitations, as well as additional information regarding the U.S. federal income tax consequences in respect of a bearer bond, will be set forth in any prospectus supplement providing for the issuance of bearer bonds.

                             UNITED STATES TAXATION

GENERAL

     This section summarizes the material U.S. tax consequences to holders of bonds. However, the discussion is limited in the following ways:

     - The discussion only covers you if you buy your bonds in the initial offering of a particular issuance of bonds.

     - The discussion only covers you if you hold your bonds as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

     - The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of bonds. We suggest that you consult your tax advisor about the consequences of holding bonds in your particular situation.

     - The discussion is based on current law. Changes in the law may change the tax treatment of the bonds.

     - The discussion does not cover state, local or foreign law.

     - The discussion does not cover every type of bond that we might issue. If we intend to issue a bond of a type not described in this summary, additional tax information will be provided in the prospectus supplement for the bond.

     - We have not requested a ruling from the IRS on the tax consequences of owning the bonds. As a result, the IRS could disagree with portions of this discussion.

     IF YOU ARE CONSIDERING BUYING BONDS, WE SUGGEST THAT YOU CONSULT YOUR TAX ADVISORS ABOUT THE TAX CONSEQUENCES OF HOLDING THE BONDS IN YOUR PARTICULAR SITUATION.

TAX CONSEQUENCES TO U.S. HOLDERS

     This section applies to you if you are a "U.S. holder". A "U.S. holder" is:

     - an individual U.S. citizen or resident alien;

     - a corporation, or entity taxable as a corporation, that was created under the laws of the U.S., including the laws of any political subdivision;

     - an estate whose worldwide income is subject to U.S. federal income tax;
       or

     - a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has validly elected to be treated as a U.S. person.

     If a partnership holds bonds, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. The tax treatment of partnerships and their partners is complex, and if you are a partner of a partnership holding bonds, we suggest that you consult your tax advisor.

INTEREST

     The tax treatment of interest paid on the bonds depends upon whether the interest is "qualified stated interest." A bond may have some interest that is qualified stated interest and some that is not.

     "Qualified stated interest" is any interest that meets all the following conditions:

     - It is payable at least once each year.

     - It is payable over the entire term of the bond.

     - It is payable at a single fixed rate or at a specified variable rate.

     - The bond has a maturity of more than one year from its issue date.

     If any interest on a bond is qualified stated interest, then

     - If you are a cash method taxpayer (including most individual holders), you must report that interest in your income when you receive it.

     - If you are an accrual method taxpayer, you must report that interest in your income as it accrues.

     If any interest on a bond is not qualified stated interest, it is subject to the rules for original issue discount ("OID") described below.

  Determining Amount of OID

     Bonds that have OID are subject to additional tax rules. The amount of OID on a bond is determined as follows:

     - The amount of OID on a bond is the "stated redemption price at maturity" of the bond minus the "issue price" of the bond. If this amount is zero or negative, there is no OID.

     - The "stated redemption price at maturity" of a bond is the total amount of all principal and interest payments to be made on the bond, other than qualified stated interest. In a typical case where all interest is qualified stated interest, the stated redemption price at maturity is the same as the principal amount.

     - The "issue price" of a bond is the first price at which a substantial amount of the bonds are sold to the public.

     - Under a special rule, if the OID determined under the general formula is very small, it is disregarded and not treated as OID. This disregarded OID is called "de minimis OID". If all the interest on a bond is qualified stated interest, this rule applies if the amount of OID is less than the following items multiplied together: (a) .25% (1/4 of 1%), (b) the number of full years from the issue date to the maturity date of the bond, and (c) the principal amount.

  Accrual of OID Into Income

     If a bond has OID, the following consequences arise:

     - You must include the total amount of OID as ordinary income over the life of the bond.

     - You must include OID in income as the OID accrues on the bonds, even if you are on the cash method of accounting. This means that you are required to report OID income, and in some cases pay tax on that income, before you receive the cash that corresponds to that income.

     - OID accrues on a bond on a "constant yield" method. This method takes into account the compounding of interest. Under this method, the accrual of OID on a bond, combined with the inclusion into income of any qualified stated interest on the bond, will result in you being taxable at approximately a constant percentage of your unrecovered investment in the bond.

     - The accruals of OID on a bond generally will be less in the early years and more in the later years.

     - If any of the interest paid on the bond is not qualified stated interest, that interest is taxed solely as OID. It is not separately taxed when it is paid to you.

     - Your tax basis in the bond is initially your cost. It increases by any OID (not including qualified stated interest) you report as income. It decreases by any principal payments you receive on the bond, and by any interest payments you receive that are not qualified stated interest.

  Bonds Subject to Additional Tax Rules

     Additional or different tax rules apply to several types of bonds that we may issue.

     Short-term bonds: We may issue bonds with a maturity of one year or less. These are referred to as "short-term bonds."

     - No interest on these bonds is qualified stated interest. Otherwise, the amount of OID is calculated in the same manner as described above.

     - You may make certain elections concerning the method of accrual of OID on short-term bonds over the life of the bonds.

     - If you are an accrual method taxpayer, a bank, a bond dealer, or in certain other categories, you must include OID in income as it accrues.

     - If you are a cash method taxpayer not subject to the accrual rule described above, you do not include OID in income until you actually receive payments on the bond. Alternatively, you can elect to include OID in income as it accrues.

     - Two special rules apply if you are a cash method taxpayer and you do not include OID in income as it accrues. First, if you sell the bond or it is paid at maturity, and you have a taxable gain, then the gain is ordinary income to the extent of the accrued OID on the bond at the time of the sale that you have not yet taken into income. Second, if you borrow money (or do not repay outstanding debt) to acquire or hold the bond, then while you hold the bond you cannot deduct any interest on the borrowing that corresponds to accrued OID on the bond until you include the OID in your income.

     Floating rate bonds:  Floating rate bonds are subject to special OID rules.

     - If the interest rate is based on a single fixed formula based on the cost of newly borrowed funds or other objective financial information (which may include a fixed interest rate for the initial period), all the interest will be qualified stated interest. The amount of OID (if any), and the method of accrual of OID, will then be calculated by converting the bond's initial floating rate into a fixed rate and by applying the general OID rules described above.

     - If the bond has more than one formula for interest rates, it is possible that the combination of interest rates might create OID. We suggest that you consult your tax advisor concerning the OID accruals on any floating rate bond.

     Foreign currency bonds: A "foreign currency bond" is a bond denominated in a currency other than U.S. dollars. Special tax rules apply to these bonds:

     - If you are a cash method taxpayer, you will be taxed on the U.S. dollar value of any foreign currency you receive as interest. The dollar value will be determined as of the date when you receive the payments.

     - If you are an accrual method taxpayer, you must report interest income as it accrues. You can use the average foreign currency exchange rate during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period in the relevant taxable year). In this case, you will make an adjustment upon receipt of the foreign currency to reflect actual exchange rates at that time. Certain alternative elections may also be available.

     - Any OID on foreign currency bonds will be determined in the relevant foreign currency. You must accrue OID in the same manner that an accrual basis holder accrues interest income.

     - Your initial tax basis in a foreign currency bond is the amount of U.S. dollars you pay for the bond (or, if you pay in foreign currency, the value of that foreign currency on the purchase date). Adjustments are made to reflect OID and other items as described above.

     - If you collect foreign currency upon the maturity of the bond, or if you sell the bond for foreign currency, your gain or loss will be based on the U.S. dollar value of the foreign currency you receive.

       For a publicly traded foreign currency bond, this value is determined for cash basis taxpayers on the settlement date for the sale of the bond, and for accrual basis taxpayers on the trade date for the sale (although such taxpayers can also elect the settlement date). You will then have a tax basis in the foreign currency equal to the value reported on the sale.

     - Any gain or loss on the sale or retirement of a bond will be ordinary income or loss to the extent it arises from currency fluctuations between your purchase date and sale date. Any gain or loss on the sale of foreign currency will also be ordinary income or loss.

     Other categories of bonds: Additional rules may apply to certain other categories of bonds. The prospectus supplement for these bonds may describe these rules. In addition, we suggest that you consult your tax advisor in these situations. These categories of bonds include:

     - bonds with contingent payments;

     - bonds that you can put to CFC before their maturity;

     - bonds that are callable by CFC before their maturity, other than typical calls at a premium;

     - indexed bonds with an index tied to currencies; and

     - bonds that are extendable at your option or at the option of CFC.

  Premium and Discount

     Additional special rules apply in the following situations involving discount or premium:

     - If you buy a bond in the initial offering for more than its stated redemption price at maturity, the excess amount you pay will be "bond premium". You can use bond premium to reduce your taxable interest income over the life of your bond.

     - Similarly, if a bond has OID and you buy it in the initial offering for more than the issue price, the excess (up to the total amount of OID) is called "acquisition premium". The amount of OID you are required to include in income will be reduced by this amount over the life of the bond.

     - If you buy a bond in the initial offering for less than the initial offering price to the public, special rules concerning "market discount" may apply.

     Appropriate adjustments to tax basis are made in these situations. We suggest that you consult your tax advisor if you are in one of these situations.

  Accrual Election

     You can elect to be taxed on the income from the bond in a different manner than described above. Under the election:

     - No interest is qualified stated interest.

     - You include amounts in income as it economically accrues to you. The accrual of income is in accordance with the constant yield method, based on the compounding of interest. The accrual of income takes into account stated interest, OID (including de minimis OID), market discount, and bond premium.

     - Your tax basis is increased by all accruals of income and decreased by all payments you receive on the bond.

  Sale or Retirement of Bonds

     On your sale or retirement of your bond:

     - You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the bond. Your tax basis in the bond is your cost, subject to certain adjustments.

     - Your gain or loss generally will be capital gain or loss, and will be long term capital gain or loss if you held the bond for more than one year. For an individual, the maximum tax rate on long term capital gains is 20% (or 18% if the bond is acquired on or after January 1, 2001 and held for more than five years).

     - If (a) you purchased the bond with de minimis OID, (b) you did not make the election to accrue all OID into income, and (c) you receive the principal amount of the bond upon the sale or retirement, then you generally will have capital gain equal to the amount of the de minimis OID.

     - If you sell the bond between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the bond but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

     - All or part of your gain may be ordinary income rather than capital gain in certain cases. These cases include sales of short-term bonds, bonds with market discount, bonds with contingent payments, or foreign currency bonds.

  Information Reporting and Backup Withholding

     Under the tax rules concerning information reporting to the IRS:

     - Assuming you hold your bonds through a broker or other intermediary, the intermediary must provide information to the IRS concerning interest, OID and retirement proceeds on your bonds, unless an exemption applies.

     - Similarly, unless an exemption applies, you must provide the intermediary with your taxpayer identification number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

     - If you are subject to these requirements but do not comply, the intermediary must withhold 31% of all amounts payable to you on the bonds (including principal payments). If the intermediary withholds payments, you may use the withheld amount as a credit against your U.S. federal income tax liability.

     - All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

     This section applies to you if you are a "Non-U.S. holder." A "Non-U.S. holder" is a holder of bonds that is not a U.S. holder.

  Withholding Taxes

     Interest paid to you generally will be exempt from the 30% U.S. withholding tax if you meet one or more of the following documentation requirements.

     - You certify under penalties of perjury to CFC, its agent or the intermediary through which you hold your bonds that the interest income on your bonds is effectively connected with the conduct of your trade or business in the U.S. on a properly completed Form W-8ECI (or substitute form).

     - You certify under penalties of perjury to CFC, its agent or the intermediary through which you hold your bonds that you are a Non-U.S. holder on a properly completed Form W-8BEN (or substitute form).

     - You hold your bonds directly through a "qualified intermediary" that has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that is acting out of a non-U.S. branch or office and that has signed an agreement with the IRS providing that it will administer all or a part of the U.S. tax withholding rules under specified procedures.

     However, interest paid to you will be subject to U.S. withholding tax even if you satisfy the foregoing requirements if CFC, its agent or an intermediary through which you hold your bonds knows or has reason to know that you are not entitled to an exemption from U.S. withholding tax.

     If there is any change to the information you submitted, you must update the submitted information within 30 days of the change.

     The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply for certain types of Non-U.S. holders of bonds, including partnerships, trusts and other entities treated as pass-through entities for U.S. federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

  Sale or Retirement of Bonds

     If you sell a bond or it is redeemed, you will not be subject to federal income tax on any gain unless one of the following applies:

     - The gain is connected with a trade or business that you conduct in the U.S.

     - You are an individual, you were present in the U.S. for at least 183 days during the year in which you disposed of the bond, and certain other conditions are satisfied.

     - The gain represents accrued interest or OID, in which case the rules for interest would apply.

  U.S. Trade or Business

     If you hold your bond in connection with a trade or business that you are conducting in the U.S.:

     - Any interest on the bond, and any gain from disposing of the bond, generally will be subject to U.S. federal income tax as if you were a U.S. holder.

     - If you are a corporation, you may be subject to the "branch profits tax" on your earnings that are connected with your U.S. trade or business, including earnings from the bond. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

  Information Reporting and Backup Withholding

     U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. holders as follows:

     - Principal and interest payments you receive automatically will be exempt from the usual rules if you are a Non-U.S. holder exempt from withholding tax on interest, as described above. The exemption does not apply if CFC, its agent or an intermediary through which you hold your bonds knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules.

     - Sale proceeds you receive on a sale of your bonds through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

  Possible European Union Requirements

     The European Union is considering new procedures that would apply to you if you are a tax resident of a member state and you receive interest on bonds from a paying agent located in another member state. Under these procedures, the paying agent's member state would adopt one of the following rules:

     - the paying agent would be required to withhold tax on interest paid to you on the bonds, unless you follow specified procedures to show that you have reported the interest to the tax authorities in your state of residence; or

     - the interest paid to you would be reported to the tax authorities in your state of residence by the paying agent's member state.

     No decision has been made whether to adopt these requirements. Even if they are adopted, it is not clear what their effective date will be. We advise you to consult your tax advisor about the possible implications of these requirements.

                              PLAN OF DISTRIBUTION

     Bonds of any series may be purchased to be reoffered to the public through underwriting syndicates led by Lehman Brothers Inc. or other underwriters. The underwriters with respect to an underwritten offering of bonds are named in the prospectus supplement relating to the offering. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase bonds will be subject to conditions precedent and each of the underwriters with respect to a sale of bonds will be obligated to purchase all of its bonds if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers set forth in the prospectus supplement may change from time to time.

     The place and time of delivery for the offered bonds in respect of which this prospectus is delivered will be set forth in the prospectus supplement.

     CFC has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     Each underwriter, dealer and agent participating in the distribution of any offered bonds which are issuable in bearer form will agree that it will not offer, sell or deliver, directly or indirectly, offered bonds in bearer form in the United States or its possessions or to United States persons (other than qualifying financial institutions) in connection with the original issuance of the offered bonds. See "LIMITATIONS ON ISSUANCE OF BEARER BONDS".

     Certain of the underwriters or agents and their associates may engage in transactions with and perform services for CFC in the ordinary course of business.

     In connection with offerings made hereby, the underwriters may purchase and sell the bonds in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the bonds, and short positions created by the underwriters involve the sale by the underwriters of a greater aggregate principal amount of bonds than they are required to purchase from CFC. The underwriters also may impose a penalty bid, under which selling concessions allowed to broker-dealers in respect of the bonds sold in an offering may be reclaimed by the underwriters if those bonds are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the bonds, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                                 LEGAL OPINIONS

     The validity of the bonds offered hereby will be passed upon for CFC by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York. The underwriters, if any, will be represented by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York. Certain federal income tax matters relating to the bonds will be passed upon for CFC by Hunton & Williams, 200 Park Avenue, New York, New York, special tax counsel to CFC.

                                    EXPERTS

     The financial statements included in CFC's Annual Report on Form 10-K for the year ended May 31, 2000, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                     ISSUER

            NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
                              2201 Cooperative Way
                            Herndon, Virginia 20171

                      TRUSTEE, REGISTRAR AND PAYING AGENT

                         U.S. BANK NATIONAL ASSOCIATION
                          100 Wall Street, Suite 1600
                            New York, New York 10005

                 LUXEMBOURG LISTING, PAYING AND TRANSFER AGENT

                        KREDIETBANK S.A. LUXEMBOURGEOISE
                              43, Boulevard Royal
                               L-2955 Luxembourg

                                 LEGAL ADVISERS

          To National Rural Utilities Cooperative Finance Corporation

                      MILBANK, TWEED, HADLEY & MCCLOY LLP
                           One Chase Manhattan Plaza
                            New York, New York 10005

                 As to United States Federal Income Tax Matters
                               HUNTON & WILLIAMS
                                200 Park Avenue
                            New York, New York 10166

                              To the Underwriters

                            CRAVATH, SWAINE & MOORE
                               825 Eighth Avenue
                            New York, New York 10019

                             AUDITORS TO THE ISSUER

                              ARTHUR ANDERSEN LLP
                           8000 Tower Crescent Drive
                             Vienna, Virginia 22182

                                   [CFC LOGO]

                            National Rural Utilities
                        Cooperative Finance Corporation

                   $1,000,000,000 5.25% Collateral Trust Bonds due 2004

               $300,000,000 6.00% Collateral Trust Bonds due 2006


                          ---------------------------
                             Prospectus Supplement
                          ---------------------------


                                   2004 Bonds

                                LEHMAN BROTHERS
                             ABN AMRO INCORPORATED
                         BANC OF AMERICA SECURITIES LLC

                                  BNP PARIBAS
                                    JPMORGAN

                           CREDIT LYONNAIS SECURITIES
                            MIZUHO INTERNATIONAL PLC
                                 SCOTIA CAPITAL
                                 TD SECURITIES
                       TOKYO-MITSUBISHI INTERNATIONAL PLC

                                   2006 Bonds

                                LEHMAN BROTHERS
                                    JPMORGAN

                                BARCLAYS CAPITAL

                         BANC ONE CAPITAL MARKETS, INC.


                                 JULY 12, 2001